Norske Skog

Skogn, 2002-05-08

United States Securities and Exchange Commission
Washington DC 20549

USA

02034609

Information - file 82-5226

Please find enclosed copies of documents sent to Oslo Stock Exchange, May 6 and 8, 2002.

Regards,
Norske Skogindustrier ASA
Shareholders' Register

Oddrunn Ringstad

Oddrunn Ringstad

Enclosure: Messages sent to Oslo Stock Exchange May 6 and 8, 2002
1st Quarter Report

dlw 6/12

Norske Skogindustrier ASA

7620 Skogn
Telefon: 74 08 70 00
Telefaks: 74 08 71 00
Foretaksregisteret:
NO 911 750 961 MVA

N-7620 Skogn, Norway
Telephone: +47 74 08 70 00
Telefax: +47 74 08 71 00
Register of business enterprises:
NO 911 750 961 VAT

NorskeCanada – 1st quarter 2002

NorskeCanada, where Norske Skog owns 36.1 % of the shares, published their figures for 1st quarter 2002 on Friday, 3 May. The press release and figures etc. is available on the company's web site www.norskecanada.com.
Final figures for Norske Skog in 1st quarter 2002 is sent to Oslo Stock Exchange and is also available on our web site: www.norske-skog.com

Oxenøen, 6 May, 2002

NORSKE SKOG

Corporate Communications

Norske Skog

Pressrelease

JAN OKSUM NEW BOARD CHAIRMAN FOR NORSKECANADA

Jan Oksum, senior vice president and deputy CEO in Norske Skog has been elected chairman of NorskeCanada following the company's annual general meeting in Vancouver 3. May.

Norske Skog owns 36.1 per cent of NorskeCanada, North America's third largest producer of newsprint and groundwood specialty papers .

Oxenøen, 6 May 2002

NORSKE SKOG
Corporate Communication

Media contact:
Vice President Corp. Communication Hanne K. Aaberg, tlf. (+47) 67 59 90 29 or (+47)913 51 681

NorskeCanada released the following statement:

3 May 2002

NorskeCanada directors elect Jan Oksum as new chairman

VANCOUVER, BC — Jan A. Oksum, a senior executive of Norske Skogindustrier ASA, has been elected chairman of NorskeCanada following the company's annual general meeting in Vancouver today.

Oksum, 51, replaces Jan Reinås who stepped down volountarily as chairman and did not seek re-election as director on the Canadian public company's nine-member board. Reinås, 57, is president and CEO of Norske Skogindustrier ASA, a 36 per cent shareholder in NorskeCanada. Former MacMillan Bloedel president and CEO Tom Stephens was appointed deputy chairman.

NorskeCanada president and CEO Russell J. Horner saluted the contribution that Reinås made to the company during his tenure as chairman.

"As leader of an enormous global company with operations and investments on five continents, Jan has been very generous with his time and energy in supporting NorskeCanada's agenda," Horner said.

Shareholders returned the company's slate of incumbent directors, electing Jan Lars Kildal, 51, to fill the vacant director's position. Kildal is Norske Skogindustrier ASA's chief financial officer.

Oksum, the incoming chairman, joined the Norwegian-based, global paper company in 1979 and has progressed through a number of senior operating roles and executive positions. He is that company's senior vice president, corporate business development and deputy CEO. He makes his home in Oslo.

For further information:

Analysts: Ralph Leverton
VP Finance, CFO and Secretary
+1 604-654-4040

Media: Deborah Somerville
Director, Corporate Affairs
+1 604-654-4933

82-5226

Norske Skog

PRESS RELEASE

Final result 1st quarter 2002 Norske Skog, including NorskeCanada

CEO Jan Reinås:

"Our long-term goals are unchanged"

"Norske Skog is using this period of consolidation to continue paying off debt, we are increasing efficiency and focusing on customer relations. We are not deviating from the goals that have been set. Recession gives us a chance to change course and ensure that we are more competitive in future," says Norske Skog CEO Jan Reinås, commenting on the results for the first quarter of this year.

The final results include the Company's share of NorskeCanada's result. As previously reported, Norske Skog made an operating profit of NOK 536 million in the first quarter of 2002, against NOK 892 million in the fourth quarter of 2001. Operating revenue was NOK 5,676 million (NOK 6,618 million) and pre-tax profit was NOK 243 million (NOK 748 million in the fourth quarter of 2001).

Norske Skog has launched an extraordinary profitability improvement program as a response to the marked downturn in markets in Europe, North America, South America and parts of Asia during the first quarter. The company is equipped to meet difficulties – operationally, structurally and financially. Liquidity is strong, debt is being paid off and long-term financing has been secured in the Norwegian and international finance market.

"Norske Skog will now enter a phase in which we shall focus even more strongly on the Company's real value drivers. Operations shall become more efficient, we are continuing our efforts to extract synergy gains, increase income and cut costs. In combination with a lasting upturn in the US economy, and increased market shares in Europe, this will yield somewhat higher results in the coming quarters than in the first quarter," says CEO Jan Reinås.

Results 1st quarter 2002

Norske Skog made an operating profit of NOK 536 million in the first quarter, against NOK 892 million in the fourth quarter of 2001. Earnings per share was NOK 1.07, including the share of Norske Skog Canada, while the corresponding figure for fourth quarter 2002 was NOK 4.03. The result trend reflects low economic activity in most markets, reduced demand for publication paper, and price declines.

The markets for Norske Skog's products weakened significantly in December 2001, and January 2002, in particular, was poor. In Europe, which accounts for 60% of the Group's

operating income, newsprint prices declined by just under 10%, on average, from the New Year. At the end of the first quarter, demand for newsprint is still weak.

Norske Skog's equity capital stood at NOK 19.3 billion at the end of the first quarter. The Group's liquidity is satisfactory, with available reserves – including drawing rights – of about NOK 7 billion. Investments are now being strictly limited, and amounted during the first quarter to NOK 202 million.

Europe
In Europe, newsprint deliveries are agreed on an annual basis, and prolonged price negotiations led to customer hesitancy and a poor order inflow in January. Total newsprint deliveries to West Europe were 11% lower in first quarter 2002 than in the same period last year. Exports to overseas markets also fell. The order situation for uncoated (SC) magazine paper is better than for other grades of publication paper, and prices appear to have stabilised.

South America
The South American market is very weak, and operating income for newsprint in South America is more than 30% lower than in the first quarter last year. This applies particularly to the largest single market, Brazil, where demand is now at the same level as in 1993. It is envisaged that prices will level off at an historically low level during the first half-year.

Australasia
Australasia represents an exception in an otherwise weak global market, and Norske Skog's newsprint activity yielded a very satisfactory operating profit during the first quarter. Order inflow in the region is satisfactory, while exports to Asia are at a very low level.

Asia
The newsprint company Pan Asia, in which Norske Skog has an ownership stake of 50%, saw its operating income significantly reduced during the first quarter, compared with the same period last year, but profit was well maintained, even so. In the most important home market, South Korea, activity is very satisfactory.

North America
Both publication paper and market pulp are experiencing weak markets with very low price levels. NorskeCanada, in which Norske Skog has a 36.1% ownership stake, made a loss of CAD 41.5 million in the first quarter of 2002. Norske Skog's share amounts to NOK 84 million, which is shown under affiliated companies, in the profit and loss account.

Future prospects

Activity in publication paper markets will be significantly lower, during the next few months, than at the same time last year. A lasting upturn in the US economy will gradually have a positive impact in other regions, too, through higher activity, larger advertising volumes and increased demand for publication paper. Norske Skog expects only a limited positive effect before the fourth quarter. Today, there are no signs of an early improvement in the European market. For the year as a whole – as previously announced – results will be significantly lower than in 2001.

Oxenøen, May 6, 2002

NORSKE SKOG
Corporate Communications

For further comment:
Media:
Vice President Corporate Communications
Hanne Aaberg, ,Tel. +47 67 59 90 29 or +47 913 51 681

Finance:
Vice President Investor Relations
Jarle Langfjæran, Tel. +47 909 78 434

NORSKE SKOGINDUSTRIER ASA

Profit and loss account

NOK million	**Jan-Mar 02**	Jan-Mar 01	**2001**
Operating revenue	**5 676**	8 633	**30 354**
Operating expenses	**-4 275**	-6 096	**-21 935**
Operating Earnings before Depreciation	**1 401**	2 537	**8 419**
Depreciation and amortisation	**-865**	-857	**-3 323**
Operating Earnings	**536**	1 680	**5 096**
Earnings from affiliated companies	**-99**	32	**16**
Financial items	**-194**	-358	**-1 376**
Other items	**0**	-	**158**
Earnings before taxation	**243**	1 354	**3 894**
Taxation	**-100**	-425	**-1 234**
Earnings before minorities	**143**	929	**2 660**
The minority's share of net earnings	**2**	131	**166**
The majority's share of net earnings	**141**	798	**2 494**

Balance sheet

NOK million	**31.03.2002**	31.03.2001	**31.12.2001**
Intangible fixed assets	**4 574**	3 841	**4 549**
Operational fixed assets	**35 788**	36 383	**36 889**
Long-term receivables and affiliated companies	**3 853**	2 153	**3 979**
Fixed assets	**44 215**	42 377	**45 417**
Inventory	**2 362**	3 184	**2 172**
Receivables	**3 910**	5 798	**4 525**
Short term investments	**1 397**	7 388	**1 769**
Liquid assets	**1 477**	988	**2 389**
Current assets	**9 146**	17 358	**10 855**
Total assets	**53 361**	59 735	**56 272**
Paid in equity	**8 409**	5 077	**8 404**
Retained earnings	**10 857**	10 267	**10 917**
Shareholders' equity	**19 266**	15 344	**19 321**
Minority interests	**190**	7 229	**205**
Deferred taxes	**2 952**	2 064	**3 174**
Interest-free long-term liabilities and other obligations	**981**	3 257	**1 003**
Interest bearing long-term liabilities	**23 839**	25 311	**25 811**
Interest free current liabilities	**5 229**	6 051	**5 591**
Interest bearing current liabilities	**904**	479	**1 167**
Total liabilities and shareholders' equity	**53 361**	59 735	**56 272**

NORSKE SKOGINDUSTRIER ASA

Revenue and profit per area

Operating Revenue

NOK million	**Jan-Mar 02**	Jan-Mar 01	**2001**
Europe			
Newsprint	**1 857**	2 149	**8 850**
Magazine paper	**1 491**	1 288	**5 369**
Other/eliminations	**0**	-	**-**
Total Europe	**3 348**	3 437	**14 219**
North America			
Newsprint	**-**	1 350	**3 323**
Pulp	**-**	1 152	**2 434**
Eliminations	**-**	-131	**-302**
Total North America	**-**	2 371	**5 455**
South America			
Newsprint	**305**	444	**1 784**
Forests	**-**	35	**171**
Eliminations	**-**	-5	**-16**
Total South America	**305**	474	**1 939**
Australasia			
Newsprint	**954**	941	**4 110**
Pulp	**-**	365	**458**
Eliminations	**-**	-65	**-95**
Total Australasia	**954**	1 241	**4 473**
Asia			
Newsprint	**618**	595	**2 434**
Other activities			
Other Industry Norway	**179**	282	**930**
Other revenues	**352**	401	**1 389**
Total Other activities	**531**	683	**2 319**
Staff/Eliminations	**-80**	-168	**-485**
Total Group	**5 676**	8 633	**30 354**

NORSKE SKOGINDUSTRIER ASA

Revenue and profit per area

Operating Earnings before Depreciation

NOK million	**Jan-Mar 02**	Jan-Mar 01	**2001**
Europe			
Newsprint	**431**	781	**3 022**
Magazine paper	**338**	360	**1 433**
	0		
Total Europe	**769**	1 141	**4 455**
North America			
Newsprint	-	310	**649**
Pulp	-	196	**133**
Eliminations	-	-	**5**
Total North America	-	506	**787**
South America			
Newsprint	**98**	190	**744**
Forests	-	21	**81**
Eliminations	-	-	-
Total South America	**98**	211	**825**
Australasia			
Newsprint	**365**	271	**1 250**
Pulp	-	183	**204**
Eliminations	-	-	-
Total Australasia	**365**	454	**1 454**
Asia			
Newsprint	**211**	229	**869**
Other activities			
Pulp	**31**	46	**166**
Other/Eliminations	-	0	-
Total other activities	**31**	46	**166**
Staff/Eliminations	**-73**	-50	**-137**
Total Group	**1 401**	2 537	**8 419**

Revenue and profit per area

Operating earnings

NOK million	**Jan-Mar 02**	Jan-Mar 01	**2001**
Europe			
Newsprint	**177**	597	**2 271**
Magazine paper	**136**	254	**976**
	0	-	**-**
Total Europe	**313**	851	**3 247**
North America			
Newsprint	**-**	204	**367**
Pulp	**-**	130	**-43**
Eliminations	**-**	-	**5**
Total North America	**-**	334	**329**
South America			
Newsprint	**12**	115	**432**
Forests	**-**	10	**41**
Eliminations	**-**	-	**-**
Total South America	**12**	125	**473**
Australasia			
Newsprint	**193**	104	**563**
Pulp	**-**	151	**162**
Eliminations	**-**	-	**-**
Total Australasia	**193**	255	**725**
Asia			
Newsprint	**132**	183	**616**
Other activities			
Pulp	**17**	26	**98**
Other/Eliminations	**-**	-	**-**
Total other activities	**17**	26	**98**
Staff/Eliminations	**-131**	-94	**-392**
Total Group	**536**	1 680	**5 096**

NORSKE SKOGINDUSTRIER ASA

Production by Product/Area

(1,000 tonnes)	Jan-Mar 02	Jan-Mar 01	2001
Europe			
Newsprint	**445**	466	**1 770**
Magazine paper	**295**	223	**847**
Nord America			
Newsprint	**-**	232	**559**
Pulp	**-**	196	**526**
South America			
Newsprint	**85**	88	**314**
Australasia			
Newsprint	**208**	214	**817**
Pulp	**-**	69	**90**
Asia			
Newsprint	**137**	116	**468**
Other activities			
Newsprint	**-**	4	**11**
Pulp	**-**	-	**-**
Norske Skog Total:			
Total Newsprint	**875**	1 120	**3 939**
Total Magazine paper	**295**	223	**847**
Total printing paper	**1 170**	1 343	**4 786**
Total Pulp	**-**	265	**616**

NORSKE SKOGINDUSTRIER ASA

Quarterly comparison

NOK million	**1Q02**	4Q01	3Q01	2Q01	1Q01	4Q00	3Q00	2Q00	1Q00
Operating revenue	**5 676**	6 618	6 940	8 163	8 633	9 947	7 489	4 783	4 416
Operating earnings before depreciation	**1 401**	1 731	2 021	2 130	2 537	2 364	1 915	1 217	1 103
Depreciation and amortisation	**865**	839	773	854	857	884	734	377	393
Operating earnings before depreciation	**536**	892	1 248	1 276	1 680	1 480	1 181	840	710
Earnings before taxation	**243**	748	923	869	1 354	836	901	865	419
Net earnings	**141**	532	628	536	798	554	498	613	293

Quarterly comparison

NOK million	**1Q02**	4Q01	3Q01	2Q01	1Q01	4Q00	3Q00	2Q00	1Q00
Operating Revenue									
Europe	**3 348**	3 711	3 428	3 643	3 437	3 651	3 314	3 307	2 957
North America	**0**	0	1 154	1 930	2 371	2 558	1 599	0	0
South America	**305**	557	421	487	474	574	397	64	0
Australasia	**954**	1 074	1 062	1 096	1 241	1 588	1 213	0	0
Asia	**618**	759	561	519	595	719	596	691	566
Non-core	**531**	564	487	585	683	893	788	911	1 289
Staff/Eliminations	**-80**	-47	-173	-97	-168	-36	-418	-190	-396
Total Operating Revenue	**5 676**	6 618	6 940	8 163	8 633	9 947	7 489	4 783	4 416
Operating earnings before Depreciation									
Europe	**769**	900	1 186	1 228	1 141	997	807	806	811
North America	**0**	0	133	148	506	537	300	0	0
South America	**98**	230	175	209	211	238	159	-1	0
Australasia	**365**	309	351	340	454	474	423	0	0
Asia	**211**	248	190	202	229	206	183	182	153
Other activities	**31**	34	30	56	46	23	-18	302	177
Staff/Eliminations	**-73**	10	-44	-53	-50	-111	61	-72	-38
Total Operating earnings before Depr.	**1 401**	1 731	2 021	2 130	2 537	2 364	1 915	1 217	1 103
Operating earnings									
Europe	**313**	562	902	932	851	693	540	512	521
North America	**0**	0	26	-31	334	338	191	0	0
South America	**12**	136	90	122	125	151	81	-1	0
Australasia	**193**	132	180	158	255	265	280	0	0
Asia	**132**	154	126	153	183	155	135	129	107
Other activities	**17**	19	15	38	26	8	-24	259	129
Staff/Eliminations	**-131**	-111	-91	-96	-94	-130	-22	-59	-47
Total Operating earnings	**536**	892	1 248	1 276	1 680	1 480	1 181	840	710

NORSKE SKOGINDUSTRIER ASA

Financial key figures

	Definitions	Jan-Mar 02	Jan-Mar 01	2001
Net operating margin %	1	**9,5**	19,5	**16,8**
Gross operating margin %	2	**24,7**	29,4	**27,7**
Equity ratio %	3	**36,5**	37,8	**34,7**
Equity ratio excl. minority interests%	4	**36,1**	25,7	**34,3**
Net interest bearing debt		**21 869**	19 362	**22 820**
Net debt/Equity		**1,12**	0,86	**1,17**
Net debt/Equity excl. minority interests	5	**1,14**	1,26	**1,18**
Earnings pr. share after taxes		**1,07**	7,34	**20,68**
Earning pr. share - fully diluted *)	6	**1,07**	7,34	**20,68**
Cash flow per share after taxes		**5,60**	14,96	**58,47**
Cash flow per share - fully diluted *)		**5,60**	14,96	**58,47**

Definitions:

1 : Net operating margin = Operating earnings : Operating revenue

2 : Gross operating margin = (Operating earnings + Ordinary depreciation + Restructuring costs) : Operating revenue

3 : Equity ratio = (Shareholders' equity + Minority interests) : Total assets

4 : Equity ratio excl. minority interests = Shareholders' equity : Total assets

5 : Earnings pr. share = Net earnings : Average number of shares

6 : Cash flow per share = Net cash flow from operating activities : Average number of shares

*) Net earnings and cash flow are rectified by interest expenses on subordinated convertible bonds

Statement of cash flow

NOK millon	Jan-Mar 02	Jan-Mar 01	2001
Cash flow from operating activities			
Cash generated from operations	**6 159**	8 722	**31 165**
Cash used in operations	**-4 693**	-6 717	**-22 141**
Cash from net financial items	**-347**	-229	**-1 435**
Taxes paid	**-379**	-150	**-537**
Net cash flow from operating activities	**740**	1 626	**7 052**
Cash flow from investment activities			
Investments in operational fixed assets	**-202**	-232	**-1 225**
Sales of operational fixed assets	**4**	7	**26**
Other investments	**-52**	-21	**286**
Dividend received	**0**	0	**4 372**
Net cash from sold shares in subsidiaries	**48**	85	**3 075**
Net cash used for acquisition of companies	**-2**	-633	**-11 113**
Net cash flow from investment activities	**-204**	-794	**-4 579**
Cash flow from financial activities			
Net change in long-term liabilities	**-2 480**	-1 197	**-3 420**
Net change in short-term liabilities	**697**	182	**749**
Dividend paid	**-**	-53	**-671**
New equity	**-**	0	**3 327**
Net cash flow from financial activities	**-1 783**	-1 068	**-15**
Translation difference	**-36**	-16	**44**
Total change in liquid assets	**-1 283**	-252	**2 502**

NorskeCanada announces common share offering

NorskeCanada announced yesterday a common share offering which will bring gross proceeds of approx. CAD 200 million to the company. Norske Skog will not participate in this transaction, thus reducing Norske Skog's ownership in NorskeCanada from 36,1 per cent to between 30 and 31 per cent.

The news release can be found at NorskeCanada's web site www.norskecanada.com

Oxenøen, 8 May 2002
NORSKE SKOG

Corporate Communication

For further information, please contact:
Jarle Langfjæran, VP Investor Relations, tel +47 909 78 434

Hanne Aaberg, VP Corporate Communication,
tel +47 67 59 90 29 or +47 913 51681

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Norske Skog
2/02 January-March 2002

plus

Lower prices and volumes meant weak first quarter

Focus on efficient operation and improved profitability

Jan Reinås: "Norske Skog prepared for recession"

Active marketing of the Norske Skog share



Norske Skog

■ QUARTERLY REPORT JANUARY - MARCH 2002

The weak trend in publication paper markets in 2001 continued into the first months of 2002. At the end of the first quarter the situation appears to be stabilising, although to date this has not led to higher prices or volumes. After two years of strong growth, high activity and good demand, Norske Skog is concentrating all its efforts in 2002 on streamlining operations, extracting synergy gains and adjusting costs to match the expected reduction in income.

Lower prices and volumes in most markets

OPERATING EARNINGS PER QUARTER 1998-2002
NOK mill.



2,000
1,500
1,000
500
0
1/98 2/98 3/98 4/98 1/99 2/99 3/99 4/99 1/00 2/00 3/00 4/00 1/01 2/01 3/01 4/01 1/02

NET OPERATING MARGIN PER QUARTER 1998-2002
%



20
15
10
5
0
1/98 2/98 3/98 4/98 1/99 2/99 3/99 4/99 1/00 2/00 3/00 4/00 1/01 2/01 3/01 4/01 1/02

Current market conditions reflect low economic activity in most regions. In the EU area the gross national product fell by 0.2% during the fourth quarter – the first decline in almost nine years. An improvement in publication paper markets cannot be expected until there has been a real improvement in the US economy, together with increased economic activity in other regions, too.

Group result
Norske Skog's operating revenue in the first quarter of 2002 was NOK 5,676 million, while the corresponding figure for the same period of 2001 was NOK 8,633 million. Operating earnings was NOK 536 million (NOK 1,680 million), giving a net operating margin of 9.5% (19.5%). The corresponding figures for the fourth quarter in 2001 were, respectively, NOK 892 million and 16.8%. Gross operating margin in the first quarter was 24.7% (29.4%).

Pre-tax earnings was NOK 243 million (NOK 1,345 million). Earnings per share, after tax, were NOK 1.07 in the first quarter (NOK 7.34). Net cash flow from operations was NOK 740 million (NOK 1,626 million), corresponding to NOK 5.60 per share (NOK 14.96).

This result trend reflects lower prices and volumes for publication paper. Reduced demand necessitated production curtailments at the Group's wholly-owned mills corresponding to 223,000 tonnes during the first quarter. The partly-owned companies in North America and Asia also stopped production periodically, owing to reduced demand. Operating revenue was negatively affected by the fact that the Norwegian krone strengthened by just over 4% in relation to the Euro during the first quarter. In making comparisons, one must take into account the fact that the two pulp mills which were transferred to new owners in the second quarter of 2001 had made a good contribution to results in the first quarter of that year.

While the global publication paper market enjoyed good demand and high capacity utilisation at the turn of the year 2000/2001, particularly for newsprint, the situation today is totally different. Apart from Australasia, publication paper prices are now significantly lower in all regions than they were in the first quarter of 2001. This is especially apparent in Europe, which accounts for about 60% of the Group's operating revenue, and where newsprint prices are agreed in annual contracts. Here, average newsprint prices are 10% lower than last year, while magazine paper is 5-6% below the level at the same time in 2001.

Net financial items in January-March totalled minus NOK 194 million (minus NOK 358 million). The trend was particularly affected by a currency hedging gain of NOK 190 million as of 31 March. Net interest totalled minus NOK 309 million (minus NOK 337 million).

Earnings from affiliated companies includes NOK 84 million loss being

Cover: Yes indeed, the print result is up to standard on paper from Pan Asia Singburi, observes Kitti Yimlamai, production manager at Thailand's largest-circulation

Profit and loss account

NOK million	Jan.-March 02	Jan.-March 01	2001
Operating revenue	5,676	8,633	30,354
Operating expenses	-4,275	-6,096	-21,935
Operating earnings before depreciation	1,401	2,537	8,419
Depreciation and amortisation	-865	-857	-3,323
Operating earnings	536	1,680	5,096
Earnings from affiliated companies [1]	-99	32	16
Financial items	-194	-358	-1,376
Other items	0	0	158
Earnings before taxation	243	1,354	3,894
Taxation	-100	-425	-1,234
Net earnings	143	929	2,660
The minority's share of net earnings	2	131	166
The majority's share of net earnings	141	798	2,494
Earnings per share	1.07	7.34 [2]	20.68
Earnings per share fully diluted	1.07	7.34 [2]	20.68

[1] Earnings from affiliated companies are included after taxation.
[2] Historical figures per share have been restated due to changes in number of shares in connection with the share issue when merging the share classes in 2001.

Statement of cash flow

NOK million	Jan.-March 02	Jan.-March 01	2001
Cash flow from operating activities			
Cash generated from operations	6,159	8,722	31,165
Cash used in operations	-4,693	-6,717	-22,141
Cash from net financial items	-347	-229	-1,435
Taxes paid	-379	-150	-537
Net cash flow from operating activities	740	1,626	7,052
Cash flow from investment activities			
Investments in operational fixed assets	-202	-232	-1,225
Sales of operational fixed assets	4	7	26
Other investments	-52	-21	286
Dividend received	0	0	4,372
Net cash from sold shares and activities	48	85	3,075
Net cash used for acquisition of companies	-2	-633	-11,113
Net cash flow from investment activities	-204	-794	-4,579
Cash flow from financial activities			
Net change in long-term liabilities	-2,480	-1,197	-3,420
Net change in short-term liabilities	697	182	749
Dividend paid	0	-53	-671
New equity	0	0	3,327
Net cash flow from financial activities	-1,783	-1,068	-15
Translation difference	-36	-16	44
Total change in liquid assets	-1,283	-252	2,502

QUARTERLY REPORT

Balance sheet

NOK million	*31.03.02*	*31.03.01*	*31.12.01*
Intangible fixed assets	4,574	3,841	4,549
Operational fixed assets	35,788	36,383	36,889
Long-term receivables and affiliated companies	3,853	2,153	3,979
Fixed assets	44,215	42,377	45,417
Inventory	2,362	3,184	2,172
Receivables	3,910	5,798	4,525
Short term investments	1,397	7,388	1,769
Liquid assets	1,477	988	2,389
Current assets	9,146	17,358	10,855
Total assets	53,361	59,735	56,272
Paid in equity	8,409	5,077	8,409
Retained earnings	10,857	10,267	10,912
Shareholders' equity	19,266	15,344	19,321
Minority interests	190	7,229	205
Deferred taxes	2,952	2,064	3,174
Interest-free long-term liabilities and other obligations	981	1,309	1,003
Interest bearing long-term liabilities	23,839	27,259	26,681
Interest free current liabilities	5,229	6,051	5,591
Interest bearing current liabilities	904	479	297
Total liabilities and shareholders' equity	53,361	59,735	56,272

Financial key figures

	Definitions	*Jan.-Mar. 02*	*Jan.-Mar. 01*	*2001*
Net operating margin %	1	9.5	19.5	16.8
Gross operating margin %	2	24.7	29.4	27.7
Equity ratio %	3	36.5	37.8	34.7
Equity ratio excl. minority interests %	4	36.1	25.7	34.3
Net interest bearing debt		21,869	19,362	22,820
Net debt/Shareholders' equity including minority interests		1.12	0.86	1.17
Net debt/Shareholders' equity		1.14	1.26	1.18
Earnings per share after taxes	5	1.07	7.34 **)	20.68
Earnings per share – fully diluted *)		1.07	7.34 **)	20.68
Cash flow per share after taxes	6	5.60	14.96 **)	58.47
Cash flow per share – fully diluted *)		5.60	14.96 **)	58.47

Definitions :

1 : Net operating margin = Operating earnings : Operating revenue
2 : Gross operating margin = Operating earnings before depreciation : Operating revenue
3 : Equity ratio = (Shareholders' equity + Minority interests) : Total assets
4 : Equity ratio excl. minority interests = Shareholders' equity : Total assets
5 : Earnings per share = Net earnings : Average number of shares
6 : Cash flow per share = Cash flow from operating activities : Average number of shares

*) Net earnings and cash flow are rectified by interest expenses on subordinated convertible bonds
**) Historical figures per share have been restated due to changes in number of shares in connection with the share issue when merging the share classes in 2001.

Norske Skog's share of NorskeCanada's result and NOK 16 million loss being the share of Malaysian Newsprint Industries' negative result.

Demand for Norske Skog's products weakened significantly in December 2001 and January 2002. In 2002, Norske Skog is giving priority to internal efficiency measures. In addition, the first quarter of the year saw the launch of an extraordinary project aimed at cutting costs and increasing income, with an overall positive impact of NOK 700 million in 2002. The project embraces the whole Group, and is expected to yield lasting improvements through the entire value chain, in addition to its short-term results. Focus on operations and the strict management of working capital and investments shall help maintain a strong cash flow to pay off loans and strengthen the balance sheet.

Financial

In February Norske Skog signed an agreement with a bank syndicate concerning a long-term loan of EUR 340 million. The loan, which is for seven years, has been used to refinance the short-term bridging finance arranged in connection with the purchase of the publication paper mills Walsum and Parenco, and of one sixth of the share capital of Pan Asia Paper Company.

At the end of March Norske Skog's equity capital, excluding minorities, stood at NOK 19,266 million. This gives an equity capital ratio of 36.1% and corresponds to NOK 145.80 per share. At the end of 2001, equity capital stood at NOK 19,321 million.

Net interest-bearing debt as of 31 March was NOK 21,869 million, giving a ratio of net interest-bearing debt to equity capital of 1.14. The corresponding ratio as of 31 December, 2001, was 1.18. Average loan interest and term of maturity for the loan portfolio were 5.7% and 5.2 years, respectively.

Investments in plant during the first quarter were NOK 202 million, corresponding to 23.4% of ordinary depreciation.

Liquid assets are satisfactory, at approximately NOK 7,000 million, included unutilized drawing rights.

In the sale of shares to employees from 4-8 March, 1,807 employees bought 270,290 shares at a price of NOK 133. Norske Skog's holding of its own shares stood at 889,062 shares as of the end of March.

At the end of the first quarter the price of Norske Skog shares was the same as at the

turn of the year – NOK 167.50 – after they had reached an all-time high of NOK 175.50 on 11 March. The Oslo Stock Exchange all-share index increased by 6.6% during the first quarter. Compared with a reference group[1] of indices and companies, Norske Skog shares achieved a total return of 24 percentage points during the period 31 March, 2000 to 31 March, 2002. During the first three months of the year 25 million Norske Skog shares were traded on the Oslo Stock Exchange, corresponding to 18.7% of the total number of shares. The proportion owned by international investors stood at 40.2% as of 3 April.

Structural

Integration into Norske Skog Europe of the current operations at Walsum and Parenco started immediately after the take-over of the mills, and is being implemented as planned. Adoption of Norske Skog Europe's organisational structure and management model is a part of the implementation process. Owing to weaker market conditions, integration is more challenging, and requires a sharper focus on measures to extract synergies and an increased ambition level in improvement drives.

Operations

Region Europe

Newsprint

Operating revenue in this activity was 13.6% lower than in the first quarter last year, and operating profit was NOK 420 million lower. Difficult market conditions have resulted in significant production curbs, and prices are on average 10% lower than in the first quarter last year.

Prolonged price negotiations led to a weak order inflow in January. Reduced advertising revenue in the daily press means fewer special magazines and supplements and a downgrading of paper qualities – a trend that hits improved newsprint grades particularly hard. Total deliveries to the market in West Europe during the first quarter of 2002 were 11% lower than in the first quarter of 2001. Exports to overseas markets are also lower than in the first quarter of 2001.

Magazine paper

Operating revenue in this activity was 15,8% higher than in the first quarter last year, as Walsum and parts of Parenco are included in the first quarter figures this year. Operating profit was NOK 118 million lower than in the first quarter last year.

The order situation for uncoated (SC) magazine paper is better than for other grades of publication paper, and the trend of prices appears to have stabilized. The markets for coated (LWC) magazine paper continue to reflect lower demand and the introduction of new capacity. Total deliveries of SC magazine paper to West Europe were 1% lower than in the first quarter of 2001, while those of LWC magazine paper were 7% lower.

Region South America

Operating revenue for newsprint in this region is more than 30% lower than in the first quarter last year, and the result is very poor. In addition to low sales volumes, there is also a negative exchange rate effect, since the Brazilian currency is stronger than it was last year.

The South American market is going through a very weak period, marked by keen competition from both overseas and regional suppliers. This applies particularly to the largest market, Brazil, where demand now is at the same level as in 1993. It is expected that prices will level out at a historically low level during the first half of the year.

Region Australasia

Australasia represents an exception in an otherwise weak publication paper market, and Norske Skog's newsprint business there generated a very satisfactory operating profit in first quarter 2002. Gross operating margin was 38%. The region is expected to see economic growth of about 3% in 2002, and order inflow is satisfactory. Exports to Asia are at a low level, and are expected to remain so in the immediate future. Demand for newsprint in Australasia was somewhat lower in the first quarter of 2002 than in the first quarter of 2001.

Partly-owned companies

Asia

Pan Asia, in which Norske Skog has a 50% ownership stake, has seen its operating revenue significantly reduced in the first quarter this year, compared with the first quarter last year. In spite of this, the result remained relatively good, with a gross operating margin of 34% during the first quarter.

There is good activity in Pan Asia's most important home market, South Korea, which together with China and Thailand account for over 90% of total deliveries of newsprint from Pan Asia. Other markets are still affected by weak demand and pressure on prices.

Malaysian Newsprint Industries largely competes in the weak markets of South East Asia, and had a gross operating margin of 19.8% in the first quarter of 2002.

North America

NorskeCanada, in which Norske Skog has a 36.1% shareholding, had a very poor result in the first quarter of 2002. Both its publication paper and market pulp businesses face weak markets, with very low price levels. To avoid inventory increases, significant production shutdowns have been implemented.

Demand for newsprint in North America continued to decline in the first quarter. Following price reductions in both February and March, the price level is USD 450-460 per tonne, compared with USD 610 in March 2001. Most analysts expect that revived growth in the US economy will lead to increased advertising income for the media during the year, and this in turn will increase the demand for publication paper.

Health and Safety

On a rolling 12-month basis, the consolidated H-value (number of lost-time injuries per million hours worked) was 7.6 at the end of March. Australasia has maintained their lowest ever H value result at 2.1 for the first quarter 2002. The corresponding figures for the Regions Europe and South America were 9.9 and 4.8, respectively.

The Norske Skog Health and Safety Policy has been finalised. The Regions are now implementing programs to comply with the "zero injury" mindset, believing that all injuries are preventable.

Future prospects

Activity on publication paper markets during the next few months will be significantly lower than it was in the same period of 2001. A lasting upswing in the US economy will gradually have a positive effect in other regions through higher activity, larger advertising volumes and increased demand for publication paper. Norske Skog expects only modest positive effects before the fourth quarter. As of today there are no indications of an early improvement in the European market. Combined with the effect of internal profitability improvement measures, this will give somewhat higher results for the Company during the coming quarters than in the first quarter. For the year as a whole, as previously announced, there will be a significantly lower result than in 2001.

Lysaker, 29 April 2002

The Board of Norske Skogindustrier ASA

[1] Norske Skog measures return to shareholders over rolling two-year periods against the performance of a reference group comprising Norwegian and international companies and indicies.

QUARTERLY REPORT

REVENUE AND PROFIT PER AREA

Operating revenue

NOK million	*Jan.-March 02*	*Jan.-March 01*	*2001*
Europe			
Newsprint	1,857	2,149	8,850
Magazine paper	1,491	1,288	5,369
Total Europe	3,348	3,437	14,219
North America [1]			
Newsprint	-	1,350	3,323
Pulp	-	1,152	2,434
Eliminations	-	-131	-302
Total North America	-	2,371	5,455
South America			
Newsprint	305	444	1,784
Forests [2]	-	35	171
Eliminations	-	-5	-16
Total South America	305	474	1,939
Australasia [3]			
Newsprint	954	941	4,110
Pulp [3]	-	365	458
Eliminations	-	-65	-95
Total Australasia	954	1,241	4,473
Asia			
Newsprint	618	595	2,434
Other activities			
Other industry in Norway	179	282	930
Other revenues	352	401	1,389
Total Other activities	531	683	2,319
Staff/Eliminations	-80	-168	-485
Total Group	5,676	8,633	30,354

[1] Norske Skog share of ownership in Norske Skog Canada Ltd., in total comprising region North America, is reduced to 36% as a result of Norske Skog Canada Ltd. acquiring Pacifica Papers 28 August 2001. Norske Skog Canada Ltd. is treated as an affiliated company from the same date, and is no longer included in the operating revenue and operating earnings.

[2] A significant part of the forests in Brazil was sold in December 2001.

[3] Tasman Pulp was sold 30 April 2001.

Operating earnings before depreciation

NOK million	*Jan.-March 02*	*Jan.-March 01*	*2001*
Europe			
Newsprint	431	781	3,022
Magazine paper	338	360	1,433
Total Europe	769	1,141	4,455
North America			
Newsprint	-	310	649
Pulp	-	196	133
Eliminations	-	-	5
Total North America	-	506	787
South America			
Newsprint	98	190	744
Forests	-	21	81
Eliminations	-	-	-
Total South America	98	211	825
Australasia			
Newsprint	365	271	1,250
Pulp	-	183	204
Eliminations	-	-	0
Total Australasia	365	454	1,454
Asia			
Newsprint	211	229	869
Other activities			
Other industry in Norway	31	46	166
Other revenues	-	-	-
Total Other activities	31	46	166
Staff/Eliminations	-73	-50	-137
Total Group	1,401	2,537	8,419

Operating earnings

NOK million	*Jan.-March 02*	*Jan.-March 01*	*2001*
Europe			
Newsprint	177	597	2,271
Magazine paper	136	254	976
Total Europe	313	851	3,247
North America			
Newsprint	-	204	367
Pulp	-	130	-43
Eliminations	-	-	5
Total North America	-	334	329
South America			
Newsprint	12	115	432
Forests	-	10	41
Eliminations	-	-	-
Total South America	12	125	473
Australasia			
Newsprint	193	104	563
Pulp	-	151	162
Eliminations	-	-	-
Total Australasia	193	255	725
Asia			
Newsprint	132	183	616
Other activities			
Other industry in Norway	17	26	98
Other revenues	-	-	-
Total Other activities	17	26	98
Staff/Eliminations	-131	-94	-392
Total Group	536	1,680	5,096

QUARTERLY REPORT

Production by product/area

1,000 tonnes	*Jan.-March 02*	*Jan.-March 01*	*2001*
Europe			
Newsprint	445	466	1,770
Magazine paper	295	223	847
North America			
Newsprint	-	232	559
Pulp	-	196	526
South America			
Newsprint	85	88	314
Australasia			
Newsprint	208	214	817
Pulp	-	69	90
Asia			
Newsprint	137	116	468
Other activities			
Newsprint	-	4	11
Norske Skog total			
Total newsprint	875	1,120	3,939
Total magazine paper	295	223	847
Total printing paper	1,170	1,343	4,786
Total pulp	-	265	616

Quarterly comparison consolidated accounts

NOK million	*1st Q 02*	*4th Q 01*	*3rd Q 01*	*2nd Q 01*	*1st Q 01*	*4th Q 00*	*3rd Q 00*	*2nd Q 00*	*1st Q 00*
Operating revenue	5,676	6,618	6,940	8,163	8,633	9,947	7,489	4,783	4,416
Oper. earnings before depreciation	1,401	1,731	2,021	2,130	2,537	2,364	1,915	1,217	1,103
Depreciation and amortisation	865	839	773	854	857	884	734	377	393
Operating earnings	536	892	1,248	1,276	1,680	1,480	1,181	840	710
Earnings before taxation	243	748	923	869	1,354	836	901	865	419
The majority's share of net earnings	141	532	628	536	798	554	498	613	293

Quarterly comparison areas

NOK million	*1st Q 02*	*4th Q 01*	*3rd Q 01*	*2nd Q 01*	*1st Q 01*	*4th Q 00*	*3rd Q 00*	*2nd Q 00*	*1st Q 00*
Operating revenue									
Europe	3,348	3,711	3,428	3,643	3,437	3,651	3,314	3,307	2,957
North America	-	-	1,154	1,930	2,371	2,558	1,599	-	-
South America	305	557	421	487	474	574	397	64	-
Australasia	954	1,074	1,062	1,096	1,241	1,588	1,213	-	-
Asia	618	759	561	519	595	719	596	691	566
Other activities	531	564	487	585	683	893	788	911	1,289
Staff/Eliminations	-80	-47	-173	-97	-168	-36	-418	-190	-396
Total Operating revenue	5,676	6,618	6,940	8,163	8,633	9,947	7,489	4,783	4,416
Oper. earnings before depreciation									
Europe	769	900	1,186	1,228	1,141	997	807	806	811
North America	-	-	133	148	506	537	300	-	-
South America	98	230	175	209	211	238	159	-1	-
Australasia	365	309	351	340	454	474	423	-	-
Asia	211	248	190	202	229	206	183	182	153
Other activities	31	34	30	56	46	23	-18	302	177
Staff/Eliminations	-73	10	-44	-53	-50	-111	61	-72	-38
Total Oper. earnings before deprec.	1,401	1,731	2,021	2,130	2,537	2,364	1,915	1,217	1,103
Operating earnings									
Europe	313	562	902	932	851	693	540	512	521
North America	-	-	26	-31	334	338	191	-	-
South America	12	136	90	122	125	151	81	-1	-
Australasia	193	132	180	158	255	265	280	-	-
Asia	132	154	126	153	183	155	135	129	107
Other activities	17	19	15	38	26	8	-24	259	129
Staff/Eliminations	-131	-111	-91	-96	-94	-130	-22	-59	-47
Total Operating earnings	536	892	1,248	1,276	1,680	1,480	1,181	840	710

SHARES AND THE SHARE MARKET

Norske Skog shares

Key figures *January - March 2002* *Per 26 April 2002*

	Share price 02.01.02	Share price 31.03.02	High	Low	Earnings per share	Booked equity per share	Share price	Market value NOK mill.
Norske Skog	167.50	167.50	175.50	151.50	1.07	145.80	153.00	20,370

RELATIVE TSR
31.03.00 - 31.03.02



%
40
35
30
25
20
15
10
5
0
-5
-10
-15
1) Peer Group (50%) (A)
Oslo total index (25%) (B)
MS World F&P (25%) (C)
Weighted (A+B+C)
Norske Skog
Excess return
=24%

1) Price increase + dividend paid in % of exchange rate as of 31.03.2000.

Share price development



200
150
100
50
0
1,600
1,400
1,200
1,000
800
Oslo Stock Exchange Total Index
Norske Skog
Week 1/98
Week 1/99
Week 1/00
Week 1/01
Week 1/02
Week 13/02

PRICE DEVELOPMENT NEWSPRINT

Price development newsprint Europe, US and Hong Kong

USD/tonne



1,000
800
600
400
1/90
1/91
1/92
1/93
1/94
1/95
1/96
1/97
1/98
1/99
1/00
1/01
1/02
US East Coast 45 g
Hong Kong (USD)
Germany (USD)

CEO JAN REINÅS ON 2002:


"We must expect setbacks in
Then, we have to adapt rapidly to a new situation," says

Focus on operations and customers

"THE WORLD ECONOMY IS experiencing a recession. In response, Norske Skog is now adjusting costs to match the expected reduction in income. The first measures were put into effect in September last year, followed up in December and extended in February this year, with significantly greater ambitions for improvement. We must expect setbacks in markets from time to time. Then, as an organisation, we have to adapt rapidly to a new situation, while at the same time sticking to our values and long-term goals," says CEO Jan Reinås.

"Norway has an additional problem – the exchange rate trend. The four mills in Norway are virtually pure export firms, with Europe as their main market, but also with significant magazine paper deliveries to the US. When we exchanged our operating revenue a year ago, we got about NOK 8.10 for every Euro. Today we get about NOK 7.70 – i.e., five per cent less. We see the same trend with regard to the US dollar. That soon amounts to a lot of money," says Reinås.

"Suppliers of publication paper have two to three good years behind them. In both 1999 and 2000, global demand for newsprint rose by 3.5%. Through large parts of 2001, as well, activity was satisfactory, so that newsprint deliveries for the year as a whole were on a level with the corresponding figures for 1999. The economic downturn started in the US last year, accelerated after the events on 11 September and gradually affected all regions."

"HOW DOES NORSKE SKOG TACKLE a situation with lower volumes, lower prices, and keener competition?"

"When we are earning less money, we also have to use less. In September we immediately took several steps: All projects except mill projects were put on ice, the use of external consultants was wound up or curbed, meeting and travel activity was curbed, and creation of new jobs was stopped.

In December we went further, pursuing a strategic process which embraced the entire global organisation. Its purpose was to review the status quo in relation to strategic goals and to ascertain how the gap between goals and actual performance could be closed. Region by region and company by company were 'X-rayed' to determine where remedial measures should be given priority.

In February this year, the regions and the staffs at headquarters were asked to present their respective proposals for aggressive measures that would put the Company in a better position to meet the recession. During the same month, decisions were reached about a number of steps to increase income and reduce costs. Many of these initiatives have already been taken. Apart from customer support, the only thing that is "sacred" is the priority given to Health, Safety and Environment. No economic measures are to be implemented that could increase risks to our colleagues or the environment.

Another factor is Norske Skog's structure as it faces a market downturn. The Group has an advantageous starting point, because we have already accomplished most of our restructuring, and have shaped the Company in accordance with our strategic goals: profitable growth, global activity, focus on our core area of publication paper, strong positions both in regions with strong growth and in more mature markets. Now we can concentrate on battling for deliveries, taking the correct decisions, becoming a more cost-effective organisation, and satisfying our customers. In allocating resources, priority will therefore be given to strengthening sales efforts and maintaining an active presence in the market.

During 2001, in particular, we managed to clarify and settle many important matters. The purchase of Walsum and Parenco strengthened our market position in Europe generally, and especially for magazine paper. Integration of these two mills in Norske Skog Europe, and the adjustment of the organisation, is going ahead well. We increased our ownership stake in Pan Asia and strengthened our presence in the world's largest growth region. In South America, gaining full control over PISA provided the basis for a regional organisation which can handle sales and logistics. NorskeCanada was deconsolidated, and its relationship to Norske Skog has been formalised through a strategic alliance. The Group now has a geographic spread that reduces the overall risk to the Company."

"HOW HAS THIS STRONG expansion affected Norske Skog financially?"

"That brings us to the third factor of importance in a recession. Industrial and financial restructuring have gone hand in hand. The Company has a strong cash flow from operations – totalling NOK 12 billion over the last two years. Combined with the NOK 3.2 billion capital expansion last year, and the sale of activities outside our core area, this gives Norske Skog a financial position with which we can be comfortable. The sales freed up capital totalling NOK 3.3 billion, some of which was earning a low return, and they strengthen the organisation's focus on our core area.

This means that Norske Skog now has an equity capital of about NOK 20 billion. Where liquidity is concerned Norske Skog has ample elbow room, with available reserves – including drawing rights – of nearly NOK 7 billion. Our goal is that equity shall not exceed debt. Today, the latter amounts to 114% of equity, and even though that is not bad, it is going to come down. Now is the time to consolidate and pay off debt.

This year it is important that we should become better at doing more with less resource use. We shall continue to develop our organisation through transfer of competence and best practice, carry on with our improvement programmes in the areas of operation and maintenance, and extract synergies and co-ordination gains. The gain from the integration of Walsum and Parenco is estimated at NOK 350 million, on an annual basis, and inter-regionally, too, we have a potential in – among other things – procurement and logistics."



%
4
3
2
1
0
-1
-2
-3
-4
-5
-6
-7
-8
1982
1991
2001

LOW CAPACITY GROWTH IN NEWSPRINT

○ Capacity growth
● Demand

Market setbacks and lower newsprint consumption have often coincided with strong capacity growth. This is not the case during the present recession.



%
100
80
60
40
20
0
Invested
NOK 32.5 billion
Financing
NOK 32.5 billion

GROWTH: SELF-FINANCING ABILITY

● Capex 8%
○ Acquisitions 92%

● Debt 37%
○ New equity less dividend 11%
○ Sales of assets 15%
○ Cash flow 37%

In 2000 and 2001 more than 50% of growth was financed from cash flow and asset sales.

"WHAT CREATES THESE CYCLICAL fluctuations, and when shall we see the light at the end of the tunnel?"

"Lower economic activity leads to less advertising and fewer pages in newspapers and magazines. Lower demand for paper means lower production. We have seen this before, in 1981/82 and in 1990/91. But there is a significant difference this time. While previously falling demand has often coincided with strong capacity growth, this time there is very little new capacity coming. In 1981/82 global newsprint capacity increased by 3.2%, while from 2000/01 it rose by only 0.6%. Globally, the increase in 2002 is estimated at 0.7%, and in Europe capacity will actually decline marginally.

This is undoubtedly due to the consolidation of the industry, and increased demands on companies' ability to create value for their owners. There are fewer producers racing to put in place a new paper machine, in the struggle for market share – a factor that led to waves of new capacity in the wake of economic booms. Nowadays, growth comes through the purchase of existing plant. Since 1990, Norske Skog has increased its publication paper capacity, in wholly- and partly-owned companies, by 7.3 million tonnes – from 1.3 million tonnes to 8.6 million tonnes. Of this, only 12% comes from three new paper machines: PM 6 at Halden, and the two at Golbey.

Light at the end of the tunnel? Yes, we can see a glimpse of it, inasmuch as there are signs that the recession in the US is bottoming out. But there is a long way to go. The EU had negative growth in the fourth quarter last year. We have every possible incentive to proceed full speed ahead with all our improvement programmes. On the other hand, paper inventories are low – both those at the mills and those held by customers – compared with corresponding situations in the past. We expect the market in North America to show improvement during the second half of this year, and that Asia and Europe will follow suit somewhat later. Norske Skog's global market presence gives us extra opportunities because we can benefit from the upswing wherever it comes. So far this year we have seen this – for example – in Korea, Australia and New Zealand.

Norske Skog is well equipped for the future. The recession has given us extra time and motivation to further boost our competitiveness. The Group had its best ever result last year. As previously announced, this year's result will be significantly lower, but Norske Skog is ready for stormy weather, in its operations, its structure and financially," says Jan Reinås.



New management at Pan Asia

At the turn of the year, Omund Revhaug stepped down as board chairman and CEO of Pan Asia, having concluded his contract period. The new board chairman is Norske Skog's CEO, Jan Reinås, while André Van Hattum has been appointed new CEO. Van Hattum has been Pan Asia's managing director since the start, in 1998. The CEO of Abitibi-Consolidated, John Weaver, has been elected deputy chairman.

Pan Asia is the largest newsprint manufacturer in Asia, outside Japan, with a total capacity of nearly 1.5 million tonnes at four mills in Korea, China and Thailand. The company has operating revenue of over USD 1 billion and serves most of the major newspaper publishers in Asia and the Pacific area. The company is owned 50/50 by Norske Skog and Abitibi-Consolidated.

"There was a high risk involved in entering Asia in 1998/99, but in retrospect we can see that the timing was good. We are satisfied with the results, they are actually above what was envisaged when we started," says CEO Jan Reinås. "This is due, not least, to the endeavours of Omund Revhaug and his staff in establishing a large company in a new part of the world. Future prospects are at least equally stimulating, and I am sure that André van Hattum's management will give Pan Asia continued profitability and growth," says Reinås.

Omund Revhaug, now retiring, has been one of Norwegian industry's heavyweights. After a career in the petrochemical sector, he was managing director of Saugbrugsforeningen when Norske Skog bought the company in 1989. He joined Norske Skog's corporate management, with responsibility for the Area Saugbrugs/Paper, subsequently for Area Paper and later as vice president with responsibility for business development.



After many years in Norwegian industry, Omund Revhaug completed his career in Singapore.

In 1997 Norske Skog had an Asia office with two employees, in Singapore. After the purchase of the mills in Korea and Thailand in 1998, Revhaug was made working board chairman of Norske Skog Asia Pacific Ltd. When Pan Asia Paper Company was created in early 1999, Omund Revhaug became its first board chairman and CEO, and led the company's development.

Asia is the world's fastest growing newsprint market, and one of the world's largest. During the 1990's, demand more than doubled, and about the same rate of growth is envisaged during the present decade. Total demand will then be approaching 12 million tonnes, about the same as US consumption today.

Dag Tørvold to Pan Asia Paper Korea



Dag Tørvold to Korea.

GROUP VICE PRESIDENT DAG TØRVOLD has been appointed managing director of Pan Asia Paper Korea Co. Ltd. in Seoul, South Korea, from 1 January, 2002. As a member of Norske Skog's corporate management he has been responsible for human resources and organisation. He was previously managing director of A/S Union, and was head of Norske Skog's newsprint activity from 1997-99. Pan Asia's activity in South Korea comprises two mills with a total capacity of nearly 1.2 million tonnes of newsprint and other publication paper.



Ida Goodreau.

THE RESPONSIBILITY AREAS Human Resources and Organisation, Health and Safety, and administration of the corporate headquarters are being merged with the Global Optimisation department, headed by Ida Goodreau. Ida Goodreau joined Norske Skog's corporate management in 2000, following the Group's acquisition of Fletcher Challenge Paper in New Zealand. She has held leading positions in human resources administration, was managing director of Tasman Pulp and Paper in New Zealand, and in 1997-2000 she was responsible for the entire pulp division of Fletcher Challenge Canada.

New mill managers at Golbey and Steti



TERJE KROGSTAD (51) will take up the position as mill manager at Norske Skog Golbey effective 1 July, 2002. Terje Krogstad has worked with Norske Skog in various positions since 1976. He has worked as a financial manager at Norske Skog Skogn and as financial director at Norske Skog Golbey. In addition, he has also worked with strategy and business development and as senior corporate advisor at Norske Skog Europe. Since 1999 Terje Krogstad has been mill manager at Norske Skog Steti. He has a BSc of Information Technology and a Master Degree of Business Administration.



TROND SVERRE FLATEN (51). will take up the position as mill manager at Norske Skog Steti effective 1 July, 2002. He has a Master degree of Electrical Engineering and has worked with Siemens AG in various positions in Norway, Germany and France until he joined Norske Skog Golbey as a manager for the El/Auto Department in 1990. He became maintenance director in 1996 and since 2001 he has been development director and responsible for the OPI programme (productivity improvement) at Golbey.

Norske Skog Golbey is located in Lorraine, France, and has 490 employees and a capacity of 600,000 tonnes newsprint. The mill came on stream in 1992 and was expanded with a second paper machine 1999. Norske Skog Steti was acquired by Norske Skog in 1997 and is located to the north of Prague. The mill has a capacity of 120,000 tonnes newsprint and employs 260 people.

Active marketing of Norske Skog

Immediately after the annual and quarterly accounts have been published, Investor Relations runs an extensive result presentation programme. This applies particularly to the annual accounts.

The 2001 results were published on 7 February, and on the same day the Group management held a very well attended presentation for financial analysts in Oslo. Later that day, there was a conference call for an international public. Separate meetings were also arranged for certain large shareholders.

Through the rest of February/March, presentations were held in Helsinki, Stockholm, London, New York, Boston, Frankfurt, Milan and Zürich. The presentations in New York, Boston and London were particularly well attended. Representatives of Norske Skog also participated in analyst-related conferences – arranged by others – in the US and Sweden.

"This is a resource-intensive programme, but it is necessary, and it is important to maintain continuity in our contacts with the stock market. Now we also feel that years of activity, combined with a revamped share structure and an increased number of shares, is beginning to yield results," says Jarle Langfjæran, Norske Skog Vice President responsible for Investor Relations.



NOK
200
150
100
50
0
20% per year
12% per year
1/90
1/99
52/01

SHARE PRICE 1990-2001. WEEKLY AVERAGE

During the period 1990-98 the average annual share price increase was 12%.
1999-2001 annual increase was 20%.

Share sales to employees - satisfactory value increase.

	% Change from Feb. 99	% Change from Feb. 00	% Change from Oct. 00	% Change from Feb.01	% Change from Sep.01
NOK (Norway)	130	45	79	47	63
EURO,	161	65	102	58	72
CHF (Switzerland)	139	49	94	51	71
CZK (Czech Republic)	106	38	70	37	54
GBP (Great Britain)	131	64	105	52	70
SEK (Sweden)	166	76	113	61	61
USD (USA)	103	47	100	49	66
BRL (Brazil)				64	33
NZD (New Zealand)					53
AUD (Australia)					54

The percentage figures show the increase in the value of shares after discount sold to employees from the date of purchase and up to 12 April, 2002. Changes in exchange rates have varying effects on the percentage increase in value.

Potter on Union Paper

Output of book paper at Norske Skog Union, Skien, reached new heights in 2001. Harry Potter had a lot to do with this: last year, Union sold 4,163 tonnes of book paper to make the English pocket book version of the Potter books. This corresponds to 16.6 million books. Jim Melås, in charge of technical customer service, says that this is the largest single series of book paper that Union has ever delivered.

NORSKE SKOGINDUSTRIER ASA

Oksenøyveien 80
Postal address:
PO Box 329
N-1326 Lysaker
Telephone: +47 67 59 90 00
Telefax: +47 67 59 91 81

www.norske-skog.com

More information on the Internet

Additional information about Norske Skog may be found on the Internet, including:

– All result reports
– Press releases
– Presentations on the stock market
– Basic information about the group's organisation, management and activity